VANGUARD ENERGY CORPORATION
                         1330 Post Oak Blvd., Suite 1600
                                Houston, TX 77506
                                 (713) 627-2500

                               September 30, 2013


Norman von Holtzendorff
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Form S-3
            File No. 333-187697


      Vanguard Energy Corporation (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to October 4, 2013, 1:00 P.M. Eastern time, or as soon as practicable thereafter.

      The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     Very Truly Yours,

                                     /s/ Warren M. Dillard

                                     Warren M. Dillard, Chief Executive
                                     Officer